EXHIBIT 99.1

RADA Receives First Breakthrough and Strategic

$8 Million Order for US Military

NETANYA, Israel, August 16, 2017 — RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced it has received a strategic first order for dozens of Multi-Mission Hemispheric Radars (MHR). The order is highly significant for RADA, totaling over $8 million and will be delivered during 2017.

The radars will be used by a key US military force, providing it with air surveillance with emphasis on counter-UAV with the most advanced on-the-move capabilities. The radars are expected to be fielded for operational use soon after delivery.

Dov Sella, RADA’s CEO, commented, “This is a true breakthrough and highly significant order for RADA. Furthermore, strategically, it is our first delivery to a key US military customer, with potential for further orders down the road. We have been awarded with this order following long, demanding and detailed trials, as would be expected for a key defense application, proving the superiority of our radars in the increasingly important field of counter-UAV warfare.”

Mr. Sella continued, “While this initial win has potential for additional orders with this particular force, we also see further potential with other US military forces. This program demonstrates the initial fruits of success of our strategy, focusing our technology on the US military and other world leading advanced defense forces, which are in need of tactical, on-the-move surveillance and protection solutions for the maneuver forces.”

About RADA’s Multi-Mission Hemispheric Radars

RADA’s Multi-Mission Hemispheric Radars (MHR) are S-band, software-defined, pulse-Doppler, active electronically scanned array (AESA) radars. The radars introduce sophisticated beam forming capabilities and advanced signal processing, which can provide for various missions on each radar platform and demonstrate an unprecedented performance-to-price ratio. The radars are compact and mobile, enabling multiple-missions on each radar, and work while on-the-move. RADA has sold over 300 radar systems to-date, to various global defense customers.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection and Avionics Systems (including Inertial Navigation Systems) for fighter aircraft and UAVs.

Note: Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: Gil Schwartz (VP, BD & Marketing) Tel: +972-9-892-1111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com